 Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Wells Fargo Funds Trust (SEC File Nos. 333-74283);

Proxy Center

Information for upcoming *Wells Fargo Advantage Funds*® special shareholder meetings and proxies can be found here. Please check back often for updated information.

Proxy information (pdf) for the ***Wells Fargo Advantage Diversified Bond Fund***:
- Product Alert – Frequently Asked Questions
- Proxy Statement

Refer to your proxy statement or proxy card for details on your voting options. If you have questions about voting your proxy, please call 1-866-342-1635 for assistance.

Proxy materials for other Wells Fargo Advantage Funds will soon be mailed.

In early April, proxy materials will be mailed seeking shareholder approval of proposed mergers and reorganizations of the Evergreen Funds and the *Wells Fargo Advantage Funds*. Please continue to check back to this site after the proxies are mailed for detailed voting instructions.

For now, remember that:
- Simple instructions for returning the proxy are printed on the proxy card, which will be included in the proxy package.
- Shareholders can vote via mail, phone, or online—it only takes a few minutes, no matter which way they vote.
- If Financial Advisors are authorized to vote on behalf of their clients, they can do so after clients receive their proxies in early April.

Why is voting important?
- A majority response is required for each fund, so we are *legally obligated* to solicit by proxy for shareholder votes.
- Our proxy vendor, The Altman Group, will contact shareholders until a majority response is received on each fund.
- A prompt vote can help ensure the timely integration of the Evergreen Funds and the Wells Fargo Advantage Fund families. View the Fund Merger Guide(PDF) for more information on the integration.

Remember to check back here in early April for more proxy voting information. If you have any questions in the meantime, please call:

Shareholders: 1-800-222-8222 **Financial Advisors:** 1-888-877-9275

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find It: In connection with the proposed shell reorganizations and mergers, the acquirer will file a prospectus/proxy statement with the Securities and Exchange Commission. All shareholders are advised to read the prospectus/proxy statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, fees, expenses, risk considerations, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. Target intends to mail the prospectus/proxy statement to its shareholders once it is declared effective by the Commission. Shareholders may obtain a free copy of the prospectus/proxy statement when available and other documents filed by the acquirer with the

Commission at the Commission's web site at http://www.sec.gov. Free copies of the prospectus/proxy statement, once available, may also be obtained by directing a request via mail, phone or e-mail to acquirer, *Wells Fargo Advantage Funds*, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, or at www.wellsfargo.com/advantagefunds or by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, or at www.evergreeninvestments.com. The target and the acquirer also file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the Commission's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the SEC. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone or e-mail to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation: The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the SEC will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the SEC in March 2010.

Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus containing this and other information, visit www.evergreeninvestments.com for Evergreen Funds. Read the prospectus carefully before investing.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company's broker/dealer subsidiaries. Evergreen mutual funds are distributed by **Wells Fargo Funds Distributor, LLC**, Member FINRA/SIPC, an affiliate of Wells Fargo & Company.

*This Web site is accompanied by current prospectuses for **Wells Fargo Advantage Funds®**, an **EdVest℠** program description (PDF), and a **tomorrow's scholar®** program description (PDF).*

For 529 plans, an investor's or a designated beneficiary's home state may offer state tax or other benefits that are only available for investments in that state's qualified tuition program. Please consider this before investing.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE